December 23, 2004



Mail Stop 0409

Jon R. Burney, Esq.
FTD Group, Inc.
3113 Woodcreek Drive
Downers Grove, Illinois  60515

Re:	FTD Group, Inc.
	Registration Statement on Form S-1 Filed November 23, 2004 Registration No. 333-120723

Dear Mr. Burney:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. We note that throughout the prospectus you make qualitative assertions or similar statements. For example, see:
* p. 1 "[our brand] enjoys 96% brand recognition..."
* p. 1 "our Consumer Segment is one of the largest direct marketers of floral arrangements..."
* p. 2 "we believe [the flowers-by-wire market] constitutes approximately 30 million orders per year..."
* p. 3 "the FTD brand has developed a reputation for quality and dependability among florists and consumers."
* p. 3 "Our Consumer Segment is the second-largest participant...which is the fastest growing floral order channel."
* p. 3 "Historically, we have increased our share in the floral direct marketing channel relative to our largest competitor."
* p. 3 "Our Florist Segment is the second-largest participant in the highly concentrated floral wire-service market..."
* p. 5 "The lower-priced floral offerings have been well received by consumers..."
Please provide supplemental support for these and similar statements.

3. Throughout the prospectus section you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Please supplementally disclose whether the publication is generally available to the public. If you commissioned the data or if it is not generally available to the public, please file a consent from the provider for the use of its name and the information attributed to it.

Industry and Market Data, page i

4. Please delete the phrase "and cannot guarantee their accuracy or completeness." It is not appropriate to disclaim the accuracy of such information.

Prospectus Summary, page 1

5. Please revise to include in the first few paragraphs a brief history of your going private transaction that focuses on explaining the effect of the transaction on your stockholders rather than the mechanics of the transaction. For example, please do not focus on the way in which the merger transaction was structured.

6. Please revise to include in the first few paragraphs the identity of the affiliated persons who hold the securities to be redeemed with the proceeds of the offering and disclose the percentage of proceeds to be used for such purpose. Further, please disclose that in connection with the offering you will make a lump sum payment to Leonard Green & Partners in connection with the termination of the of the management services agreement.

7. Please revise to delete selected financial data such as references to revenues and compounded annual growth rates in your summary.
We
note that this information is not balanced in light of your recent losses and your cumulative deficit. Please retain the information on the percentage of revenues derived from each of your segments.

	Competitive Strengths, page 3

8. If you choose to retain this section in your summary, please balance it with a summary of your competitive disadvantages or significant risks associated with your company and this offering.

Business Strategy, page 4

9. We note your disclosure that you are a "preferred partner" for certain specialty gift manufacturers and you plan to expand your existing "marketing partnerships, focusing on partnerships with highly trafficked Internet Web sites." Please clarify the nature of your contractual relationship with these manufacturers and marketers, including whether or not you have engaged in a partnership or joint venture arrangement. Please avoid using jargon like "partner" as the term "partner" implies that you share profits and losses. Rather, please revise to describe the nature of each relationship.

Floral Industry Overview, page 5

10. Please disclose what percent of the floral retail market is represented by floral direct marketers.
11. Please disclose in the table the relative size of the "direct from grower" channel of floral retail distribution.

The 2004 Merger, page 7

12. Please include in your description of the 2004 Merger the basic terms of the transaction, including the consideration paid to the public shareholders and the company`s management and the aggregate consideration paid by Leonard Green & Partners.

The Offering, page 8

13. Please supplementally disclose who holds the securities to be redeemed with the proceeds of this offering.

Summary Consolidated Financial and Other Data, page 9

14. We note that financial data for the period from February 24,
2004
through June 30, 2004 and the period from July 1, 2003 through February 23, 2004 have been combined for comparative purposes only and do not represent a presentation of these periods in accordance with GAAP. Pursuant to Item 10(e) of Regulation S-K, whenever a non-
GAAP financial measure is included in a filing with the Commission, a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measures calculated and presented in accordance with GAAP must be presented.
Considering that your pro forma financial statements of the Company for the combined twelve month period ended June 30, 2004 were prepared to illustrate the full year estimated effects of the 2004 Merger related transactions, tell us why you believe your current presentation is appropriate or revise your disclosure pursuant to
Item 10(e) of Regulation S-K.


Forward-Looking Statements,  page 14

15. Section 27A(b)(2)(D) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Accordingly, please delete any references to the Litigation Reform Act or federal securities laws.


Risk Factors, page 16

16. Some of your risk factors appear to discuss generic risks that are not particular to your company or your business. For example, we refer to your discussion of the identification and completion of acquisitions and the discussion of the incurrence of restructuring charges in connection with any such acquisitions. Please revise these risk factors to identify any specific elements of your company or business that creates risks for an investor.

17. Please include risk factors discussing the risks relating to the following:

* your current losses;
* the substantial dilution to be incurred by new investors; and
* the increased cost of operating as a public company.

Market competition among our existing and potential competitors could have a material adverse effect on our business, financial condition, results of operations and cash flow, page 16

18. Please provide a more detailed discussion of the competition you face in each sub-sector of the Consumer Segment.
Our revenues and operating results fluctuate on a seasonal basis and may suffer if revenues during peak seasons do not meet our expectations, page 16

19. Please revise the risk factor to more closely describe the risk disclosed in the header. While the risk of the importance of your peak seasons is disclosed in the last paragraph, it is not clear why the comparability issues created by the dates of major holidays or the publishing of the Floral Guide are a risk to investors.
We are dependent on our strategic relationships to help promote our www.ftd.com Web site; failure to establish, maintain or enhance these relationships could have a material adverse effect on our business, financial condition, results of operations and cash flow, page 18

20. Please provide a separate risk factor regarding your use of temporary employees and outsourcing during peak periods. Please provide quantitative data on the degree to which you have relied on temporary employees or outsourcing in the past.
We are exposed to the credit risk of FTD-member florists, page 21

21. Please disclose any material losses resulting from member florist credit risk.
Our business operations are restricted by a consent order, which prohibits certain restrictions relating to FTD membership, page 21

22. Please supplementally advise us of the anticipated impact on your business of the expiration of the consent order.
We have substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations, page 25

23. Please provide separate risk factors discussing the risks of the total amount of your debt, your ability to service the debt, including a reference to the fact that in recent periods your interest expense has exceeded your income from operations, and your exposure to variable rate debt.
Our principal stockholders have significant voting power and may take actions that may not be in the best interest of our other stockholders, page 26

24. Please clarify who is included in the term "principal stockholders."
Use of Proceeds, page 29

25. We note that the current disclosure suggests that the amount raised in this offering, including the over-allotment option, will be the exact amount necessary to redeem all the all your junior and preferred stock. Please revise to confirm this is accurate. If not, please revise to disclose the amount of the balance and how you intend to use the balance of the proceeds.

26. Please disclose anything that may delay the redemption for which the proceeds are to be used, including any redemption notice provisions. If there may be a delay in the use of the proceeds, please disclose how you will hold the proceeds pending the redemption.

Capitalization, page 31

27. Please disclose in the prospectus when you will amend your articles of incorporation to increase your authorized shares and what approvals are necessary to do so.

Selected Historical Financial Data, page 33

28. Revise to disclose redeemable preferred stock pursuant to Item 301 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 36

29. The "Management`s Discussion and Analysis of Financial Condition and Results of Operations" section should present an analysis of the company`s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please significantly revise this section to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. Please include a discussion of the following items:

* changes in your capitalization resulting from the 2004 Merger;
* reductions in your cash and cash equivalents and significant reductions in cash provided by operating activities;
* items likely to have a material impact on future operations;
* any anticipated material capital expenditures;
* the impact on your costs of increasing the direct internet sales percentage of your business;
* the use of debt to fund working capital;
* the potential long term impact of your strategy of targeting lower income customers;
* the related increase in your sales of lower margin products;
* the impact of the success of the Consumer Segment on the Florist Segment, including the reduction in smaller neighborhood florists; and
* the increased role of floral direct marketers, direct-from-grower floral delivery services and mass merchants.
      You may find an "overview" section an appropriate place for this information. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

30. Please include a description of your plan of operation for the remainder of the fiscal year. Refer to Item 101 of Regulation S-
K.

Three Months Ended September 30, 2004 Compared to Three Months
Ended
September 30, 2003, page 37

31. Please disclose your revenues and advertising and selling costs for "corporate activities."

32. Please clarify whether the increase in the Florist Segment`s sales force salary expense is specifically a result of an increased volume of sales.

33. Please disclose examples of your Florist Segment cost control efforts.

Fiscal Year Ended June 30, 2004 (Combined) Compared to Fiscal Year Ended June 30, 2003, page 40

34. Please conform where appropriate to changes made in the prior subsection.

35. Please clarify the meaning of "organic order volume."


Fiscal Year Ended June 30, 2003 (Combined) Compared to Fiscal Year Ended June 30, 2002, page 45

36. Please conform where appropriate to changes made in the prior subsection.

		Quarterly Financial Information, page 48

37. Revise to disclose per share data pursuant to Item 302 of Regulation S-K.
      Liquidity and Capital Resources, page 49

38. Please expand to indicate whether or not consolidated earnings before interest, taxes, depreciation and amortization (subject to certain adjustments) referred to in the third paragraph is Adjusted
EBITDA as disclosed on page 55 and elsewhere.
39. Please disclose your most recent calculations with respect to your credit facility financial covenant ratios.

40. Please disclose how you expect to meet the $18.7 million in contractual cash obligations within the next year.

Summary Disclosures About Contractual Obligations and Commercial
Commitments, page 52

41. We note that in connection with this offering, the management services agreement with Leonard Green & Partners, L.P. will be terminated. However, considering that the contractual cash obligations table is presented as of the latest fiscal year end balance sheet date, revise the table to include the $2 million management services agreement. Refer to Item 303 of Regulation S-K.

42. Revise your contractual cash obligations table to include interest on your term loan facility and revolving credit facility or provide a discussion in the text.  Reference is made to footnote
46
of FR-72, Commission Guidance Regarding Management`s Discussion and
Analysis of Financial Condition and Results of Operations.

		Non-GAAP Discussion, page 52

43. Refer to your disclosure of Adjusted EBITDA and the reconciliations and related footnotes. We note that you present Adjusted EBITDA because it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and debt service capabilities. In that regard, it appears you believe investors should rely upon Adjusted EBITDA as both a performance measure and a liquidity measure. If so, disclose with equal prominence net cash from operating activities, investing activities and financing activities as reported in your statement of cash flows or revise your disclosure to clarify. We refer you to Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

44. We refer to your reconciliation of net income (loss) to Adjusted
EBITDA on page 55. We note that Adjusted EBITDA includes management fees as the management services agreement with Leonard Green & Partners, L.P. will be terminated in connection with this offering and that there was a similar charge within the prior two years. We also note adjustments for numerous other items. Please tell us how the non-GAAP measure Adjusted EBITDA complies with Regulation S-K
Item 10(e).

Related Party Transactions, page 60

45. Please include a discussion of the basic terms of the 2004
Merger, including the price paid by Leonard Green & Partners and how the price was determined. Refer to Item 404 of Regulation S-K.

Industry, page 61

46. Please include a discussion of the "direct-from-grower" business.

	Competition, page 63

47. Please disclose the relative competitive position of the company versus Telaflora. Refer to Item 101 of Regulation S-K.

Business, page 64

48. Please conform to our comments in the summary.

49. Please provide disclosure for each of your last three fiscal years on revenues attributed to domestic operations and foreign operations and separately provide disclosure on any material individual foreign country. Refer to Item 101(d) of Regulation S-K.

Competitive Strengths, page 67

50. We note your disclosure that your business model generates substantial free cash flow. In light of recent performance, please clarify that "substantial free cash flow" does not reflect your interest expense.

Employment Agreements, page 76

51. We refer to your disclosure regarding "certain termination benefits" that may be received by the employee under the agreement.
Please provide a brief description of all the termination benefits.

52. Please disclose whether this offering is a "change of control" under the employment agreements.

Other Arrangements, page 78

53. Please disclose differences, if any, between Adjusted EBITDA and the metric used to measure employee performance in the Management
Incentive Plan.

Principal Stockholders, page 81

54. Please add a column to the table disclosing percentage ownership upon completion of the offering.

Certain Relationships and Related Party Transactions, page 82

2004 Merger with Nectar Merger Corporation, an Affiliate of
Leonard
Green & Partners, L.P., page 82

55. Please disclose the consideration paid by Leonard Green &
Partners and any payments made to prior or current officers of the company.

Agreements Related to the 2004 Merger, page 82

56. Please disclose what individuals are included in the term
"initial management investors."

57. Please confirm your current disclosure that Mr. Soenen is not a party to the Stockholder`s Agreement. It appears that he was added pursuant to an amendment.

Description of Our Capital Stock, page 88

Anti-Takeover Effects of Provisions of Delaware Law and our
Charter
Documents, page 88

58. Please disclose the provisions of your charter that may have anti-takeover effects.

Share Eligible for Future Sale, page 90

59. Please disclose the individuals or the class of persons that have piggy back registration rights pursuant to the amended and restated stockholders agreement.

Underwriting, page 97

60. Please confirm that stabilizing activity may be effected on the
New York Stock Exchange in connection with this offering.

61. When known, please revise to identify the members of the underwriting syndicate that will engage in electronic distributions.
Supplementally, please confirm that those underwriters have cleared their online offering procedures with the staff. If not, please provide a more detailed description of their online offering procedures, including screen shots and drafts of any communications those underwriters propose to use in the electronic distribution.

62. Please disclose which managing underwriters, if any, have performed material services for you in the past and the nature of these services.

Consolidated Financial Statements

63. We note that Consent of KPMG LLP will be filed by amendment.
We
await your filing of Exhibit 23.1.

64. In light of the restrictions imposed by your current and future indebtedness on FTD`s ability to pay dividends to you, noted in the
Risk Factor on page 27, tell us how you considered Item 5-04 of Regulation S-X as it relates to the filing of condensed financial information of the Registrant.

Notes to Consolidated Financial Statements

2004 Merger with Nectar Merger Corporation, page F-15 and F-40

65. We note that upon consummation of the 2004 Merger, each issued and outstanding share of FTD, Inc. common stock, other than treasury shares owned by the Company, was cancelled and converted automatically into the right to receive $24.85 per share in cash. Expand your discussion to clarify your accounting treatment for the treasury shares owned by the Company upon consummation of the Merger.

66. We note that the $337.2 million in goodwill recorded as part of the 2004 Merger represents approximately 80% of the net assets acquired. Pursuant to paragraph 51(b) of SFAS 141, disclose the primary reasons for the merger transaction, including a description of the factors that contributed to a purchase price that resulted in goodwill.

67. Pursuant to paragraph 55 of SFAS 141, expand your supplemental information on a pro forma basis to include loss per share.

Predecessor Stock Awards and Incentive Plans, page F-31

68. We note that in connection with the 2004 Merger, the 2002
Equity
Incentive Plan was terminated and all outstanding stock options were recaptured or terminated. Expand your discussion to disclose your accounting treatment and the financial statement impact.

Unaudited Pro Forma Condensed Consolidated Statement of
Operations,
page P-1

69. Present on the face of the pro forma condensed income statement unit per share information pursuant to Item 11-02(b)(7) of Regulation
S-X.

Part II

Item 15

70. For each sale of unregistered securities, please disclose the price paid, the exemption relied upon and the factual basis for such reliance.

Exhibits

71. Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of
Regulation S-K.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow at (202) 942-5336 or Donna DiSilvio, Accounting Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445 or the undersigned at (202) 942-1766 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Howard A. Sobel, Esq. (via facsimile)
      Latham & Watkins, LLP



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FTD Group, Inc.
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